Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Nos. 333-221865 and 333-221865-01

PRICING SUPPLEMENT

May 7, 2019

United Continental Holdings, Inc.

$350,000,000 4.875% Senior Notes due 2025

Pricing Supplement dated May 7, 2019 to the Preliminary Prospectus Supplement dated May 7, 2019 of United Continental Holdings, Inc. (“UAL”) (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Continental Holdings, Inc.

Guarantor:	United Airlines, Inc.

Aggregate Principal Amount:	$350,000,000

Title of Securities:	4.875% Senior Notes due 2025

Distribution:	SEC registered

Maturity:	January 15, 2025

Coupon:	4.875%

Public Offering Price:	99.374%

Yield to Maturity:	5.000%

Spread to Benchmark Treasury:	270 basis points

Benchmark Treasury:	UST 2.500% due January 31, 2025

Ratings*:	Moody’s: Ba3 / S&P: BB

Underwriting Discounts and Commissions:	$2,625,000

Proceeds, Before Expenses, to UAL:	$345,184,000

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Optional Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Principal Amount of Notes

Barclays Capital Inc.	$140,000,000

Citigroup Global Markets Inc.	$70,000,000

Goldman Sachs & Co. LLC	$70,000,000

Deutsche Bank Securities Inc.	$35,000,000

Morgan Stanley & Co. LLC	$35,000,000

Trade Date:	May 7, 2019

Settlement Date:	May 9, 2019 (T+2)

CUSIP:	910047 AK5

ISIN:	US910047AK50

Denominations:	$2,000 x $1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays toll-free at +1 (888) 603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.